UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549	SEC FILE NUMBER 000-53869
CUSIP NUMBER 32010M101
FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form 10 N-CSR

	For Period Ended:	September 30, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not applicable

PART I — REGISTRANT INFORMATION

First National Community Bancorp, Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

102 East Drinker Street
Address of Principal Executive Office (Street and Number)

Dunmore, PA 18512
City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

First National Community Bancorp, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2010 by Tuesday, November 9, 2010, or by Monday, November 15, 2010, and as such is not seeking to avail itself of the five calendar day extension permitted by the rules of the Securities and Exchange Commission.  This filing is made to advise the public of the status of our filing.

As previously reported in the Company’s Current Report on Form 8-K filed on October 28, 2010, the Audit Committee of the Board of Directors of the Company, upon the recommendation of current management of the Company, concluded that the Company’s financial statements for the year ended December 31, 2009 and the quarters ended March 31, 2010 and June 30, 2010, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and the Quarterly Reports on Form 10-Q for the periods ended March 31, 2010 and June 30, 2010, should no longer be relied upon.  This determination was based upon the determination that such financial statements may contain errors related to the Company’s accounting for, and timing of charges related to, other-than-temporary impairment of the Company’s collateralized debt obligations; and the determination of the Company’s provision and allowance for loan losses and reserve for unfunded commitments, which might have an impact on the previously filed financial statements.  Additionally, as previously reported, the Company has dismissed its independent registered public accounting firm.

As the Company remains in the process of investigating the potential errors and the impact on the financial statements for the designated periods, and in the process of seeking to retain a new independent registered independent public accounting firm, the Company is unable to complete the preparation and review of financial statements for the period ended September 30, 2010 by the filing deadline or within the extension period.  At this time, no reliable estimate of the date on which the Company expects to make the filing can be provided.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Edward J. Lipkus	570.346.7667
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because the Company has not completed its investigation into the potential errors which it expects to impact prior financial statements for the periods ended December 31, 2009, March 31, 2010 and June 30, 2010 it has been unable to prepare financial statements which accurately reflect the financial results and financial position of the Company at and for the three and nine month periods ended September 30, 2010. Therefore, it is unable to provide a reasonable estimate of the results of operations for the three and nine months ended September 30, 2010. Accordingly, the Company cannot at this time estimate what significant changes may be reflected in the Company’s results of operations for the three and nine month period in 2010 as compared to the results of operations in the same periods in 2009. However, we expect our earnings to vary, perhaps substantially, from period to period due primarily to the amount and timing of charges related to other-than-temporary impairment of the Company’s collateralized debt obligations; the determination of the Company’s provision and allowance for loan losses and reserve for unfunded commitments, the related impact on the amount and timing of recognition of a valuation allowance related to the Company’s deferred tax assets, and possibly other areas.

First National Community Bancorp, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 9, 2010	By:	/s/ Edward J. Lipkus
Edward J. Lipkus, Executive Vice President
and Chief Financial Officer